SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                            ORTEC INTERNATIONAL, INC.
                    ---------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    68749B108
                               -----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 1998
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1         Name of Reporting Person
          I.R.S. Identification Nos. of Above Persons (Entities Only)

               SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

               Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            823,800\1\

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          [x]

13        Percent of Class Represented By Amount in Row (11)

                                            14.05%

14        Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1         Name of Reporting Person
          I.R.S. Identification Nos. of Above Persons (Entities Only)

               GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                 United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,172,800\1\

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          [_]

13        Percent of Class Represented By Amount in Row (11)

                                            20.00%

14        Type of Reporting Person*

                 IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1         Name of Reporting Person
          I.R.S. Identification Nos. of Above Persons (Entities Only)

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Source of Funds*

                 Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            823,800\1\

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          [X]

13        Percent of Class Represented By Amount in Row (11)

                                            14.05%

14        Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 5 of 8 Pages

          This Amendment No. 11 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 11 supplementally amends the initial statement on Schedule 13D dated September 29, 1997, filed by the Reporting Persons (as defined herein) and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 11 is being filed to report that as a result of a recent acquisition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.   Source and Amount of Funds or Other Consideration.

          JS&C expended approximately $1,831,601 of the working capital of Lupa to purchase the Shares reported herein as being acquired since May 8, 1998 (the date of filing of the last statement on Schedule 13D).

Item 5.   Interest in Securities of the Issuer.

          (a) (i) As a consequence of SFM LLC's ability to terminate the JS&C Contract with respect to all investments, including those involving the Shares held for the account of Quasar Partners, and acquire voting and dispositive power over the Shares held for the account of Quasar Partners within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 823,800 Shares held for the account of Quasar Partners. In total, each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 823,800 Shares held for the account of Quasar Partners (approximately 14.05% of the total number of Shares outstanding).

               (ii) The aggregate number of Shares of which Mr. Soros may be deemed the beneficial owner is 1,172,800 (approximately 20.00% of the total number of Shares outstanding). This number consists of (A) 823,800 Shares held for the account of Quasar Partners and (B) 349,000 for the account of Lupa.

          23,700 Shares are held for the account of Quasar Rabbico N.V., a Netherlands Antilles corporation ("Quasar Rabbico") which is a wholly owned subsidiary of Quasar Partners. Investment discretion granted to SFM LLC, pursuant to contracts with the SFM Clients, does not extend to portfolio investments of Quasar Rabbico, including the investment in the Shares. Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any such Shares.

          (b) (i) The power to direct the voting and disposition of the Shares held for the account of Quasar Partners is currently vested in JS&C pursuant to the JS&C Contract. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the JS&C Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the voting and dispositive power held by JS&C, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, with respect to the 823,800 Shares held for the account of Quasar Partners.

               (ii) The power to direct the voting and disposition of the Shares held for the account of Lupa is currently vested in JS&C pursuant to the Lupa Contract. Mr. Soros, by virtue of his position as a general partner of Lupa, has

                                                               Page 6 of 8 Pages

the contractual authority on behalf of Lupa to terminate the Lupa Contract within 60 days and, as a result, Mr. Soros may be deemed to have the voting and dispositive power held by JS&C, notwithstanding the fact that Mr. Soros currently does not exercise such power, with respect to the 349,000 Shares held for the account of Lupa. Mr. Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa.

          (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since May 8, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons, Quasar Partners or Lupa.

          (d) (i) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Lupa in accordance with their ownership interests in Lupa.

          (e)  Not applicable.

          SFM LLC and Mr. Druckenmiller expressly disclaim beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and Lupa.



                                                               Page 7 of 8 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 29, 1998

                                             SOROS FUND MANAGEMENT LLC

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


                                             GEORGE SOROS

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact





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                                                                                             Page 8 of 8 Pages

                                                    ANNEX A

                                  RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                           ORTEC INTERNATIONAL, INC.




                                   Date of              Nature of          Number of          Price Per
For the Account of                 Transaction         Transaction           Shares             Share
------------------                 -----------         -----------         ---------          ---------

Lupa/1/                                5/8/98               BUY                3,000            $20.5000
                                       5/8/98               BUY                5,000            $21.2000
                                      5/11/98               BUY                2,000            $21.1875
                                      5/12/98               BUY                5,000            $21.3750
                                      5/12/98               BUY                3,000            $21.0000
                                      5/13/98               BUY                2,000            $21.0000
                                      5/14/98               BUY                3,000            $21.1250
                                      5/15/98               BUY                5,000            $20.7188
                                      5/15/98               BUY                6,000            $20.6042
                                      5/18/98               BUY                2,000            $20.2500
                                      5/18/98               BUY                6,000            $20.4375
                                      5/18/98               BUY                3,000            $20.6667
                                      5/19/98               BUY                2,000            $20.3125
                                      5/19/98               BUY                1,000            $20.5000
                                      5/20/98               BUY                5,000            $20.2375
                                      5/20/98               BUY                1,500            $20.1250
                                      5/22/98               BUY                4,000            $19.9375
                                      5/22/98               BUY                3,000            $20.1250
                                      5/26/98               BUY                1,000            $18.7500
                                      5/26/98               BUY                3,000            $19.0000
                                      5/26/98               BUY                3,800            $19.0953
                                      5/27/98               BUY                4,000            $18.8125
                                      5/27/98               BUY                3,000            $19.0000
                                      5/28/98               BUY                8,100            $19.3086
                                      5/28/98               BUY                3,300            $19.7500
                                      5/28/98               BUY                3,000            $19.7900


--------
/1/       Transactions effected at the direction of JS&C.

